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			UNITED STATES				OMB Number:	3235-0058
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SEC File Number
			FORM 12b-25				000-51886

			NOTIFICATION OF LATE FILING				CUSIP Number
57776X 10 9

(check one):	[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[X]	Form 10-Q
	[ ]	Form 10-D	[ ]	Form N-SAR	[ ]	Form N-CSR	[ ]	Form N-CEN

	For Period Ended:		September 30, 2019

	[ ]	Transition Report on Form 10-K
	[ ]	Transition Report on Form 20-F
	[ ]	Transition Report on Form 11-K
	[ ]	Transition Report on Form 10-Q
	[ ]	Transition Report on Form N-SAR
	[ ]	Transition Report on Form N-CEN

For the Transition Period Ended:

Read Instructions Before Preparing Form.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Max Sound Corporation
Full Name of Registrant

Former Name if Applicable

3525 Del Mar Heights Road # 802
Address of Principal Executive Office (Street and Number)

San Diego, CA 92130
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
[X]		Form N-SAR, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, N-CEN, or the transition report or portion thereof, could not be filed within the prescribed time period.

Max Sound Corporation (the “Company”) is not in a position to file its Quarterly Report on Form 10-Q for the period ended September 30, 2019 (the “Form 10-Q”) in a timely manner because the Registrant cannot complete the Form 10-Q in a timely manner without unreasonable effort or expense. The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the period ended September 30, 2019 has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.The Company does not expect the filing to be made within the time period required for a timely filing pursuant to Rule 12b-25(b) under the Securities Exchange Act of 1934. The Company intends to file its Quarterly Report on Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Greg Halpern		800		327-6293
	(Name)		(Area Code)		(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant
	was required to file such report(s) been filed ? If answer is no, identify report(s).				Yes	[X]	No	[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
					Yes	[ ]	No	[X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Max Sound Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	Date:	11/14/19		/s/	Greg Halpern
				By:	Greg Halpern
				Title:	Chairman & CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).